[Storm Cat Letterhead]

October 6, 2006

Via EDGAR & Facsimile

Mr. Karl Hiller

Branch Chief, Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	SEC Comment Letter dated September 14, 2006 in respect of:

Storm Cat Energy Corporation
Form 20-F for the Fiscal Year Ended December 31, 2005
Filed June 16, 2006
File No. 001-32628

Dear Mr. Hiller:

In response to the above-referenced letter, we offer the following responses in the order that they appeared in your letter.  For ease of reference, we have reproduced your comment followed by the Company’s response.

Based upon the nature of the responses in all instances, we respectfully request that all proposed changes be incorporated into future filings.  Storm Cat ceased to be a foreign private issuer on June 30, 2006 and commenced filing all required periodic reports under the Securities Exchange Act of 1934, as amended, as if it were a domestic U.S. issuer as reflected in the Company’s filings on EDGAR since June 30, 2006.  Accordingly, Storm Cat is in a position to make any revised disclosure as set forth in the Company’s responses pursuant to a Form 8-K filing, the Company’s next Form 10-Q for the Quarter Ended September 30, 2006 to be filed in November 2006 or the Company’s Form 10-K for the Fiscal Year Ended December 31, 2006, rather than next year’s Form 20-F in June 2007 if Storm Cat was still a foreign private issuer.  It is our opinion, and we request your concurrence, that the comments do not warrant an amendment to our annual filing.

Form 20-F for the Fiscal Year Ended December 31, 2005

Risk Factors, page 8

We focus heavily on risk unconventional plays, page 12

1.                                       Please disclose what you mean by the term “unconventional play.”  Please revise your document to eliminate any unnecessary specialized industry terms and jargon, and for such terms retained, either fully explain them in the disclosure, or provide a cross reference to a glossary where you define those terms.

Response:  Unconventional plays are the exploration and development of unconventional reserves and a widely understood term in the oil and gas industry and among sophisticated industry investors.  Although we described unconventional gas reserves as coming from fractured shales, coalbeds and tight sand formation on page 15 under Item 4, also on page 21 under business review of operations and principal activity, and on page 71 under note 1 section a) nature of operations, we acknowledge that the risk factors precede the first time we describe an unconventional play and we will move such disclosure to the Risk Factors section in the Company’s Form 10-K filing for the Fiscal Year Ended December 31, 2006.

We acknowledge your comment relating to the use of specialized industry terms and jargon and we will provide a glossary of such terms in our future filings commencing with the Company’s upcoming Form 10-Q for the Quarter Ended September 30, 2006.

2.                                       Please remove the mitigating language from this and other risk factors.

Response:  The Company will review its risk factors thoroughly and remove any mitigating language from risk factors disclosed in future 10-K and 10-Q filings.

3.                                       Include a risk factor that states the percentage of reserves that you have classified as proved undeveloped reserves.  Explain how this will impact your results if you do not drill these wells or if they do not produce as forecast.

Response:  We will include a risk factor that indicates a large percentage of our total Proved Reserves consists of Proved Undeveloped Reserves in our Form 10-K for the Fiscal Year Ended December 31, 2006.  We emphasize throughout the Risk Factor section that any adverse change, including the unsuccessful or decision not to drill undeveloped reserves will have a negative impact on our results of operations and stock price.  We did not specifically forecast production and revenue in the Form 20- F and therefore do not show a percentage impact if Proved Undeveloped Reserves are not drilled.  Please note that we did include a table of Proved Undeveloped Reserves compared to total Proved Reserves on page 27 of the Form 20-F.  We will include an additional column in future filings indicating the percentage of total Proved

Reserves that each of Proved Undeveloped Reserves, Proved Developed Producing and Proved Developed Non-Producing represent.

Pipeline capacity may be inadequate, page 13

4.                                       If you have a material number of your existing or near-term future planned wells not currently serviced by a pipeline, please quantify the number of wells and related reserves in the disclosure; and explain how this affected your results of operations in the past and may affect them in the future.

Response:  We do not have any current or future planned wells that are not serviced by a pipeline or where the right-of-ways to tap into a pipeline are not established.  Our objective with this statement was to highlight the risk that one or more pipelines carrying our gas together with other producers may come under a capacity constraint issue and be unable to transport all our produced gas.

Effects of Government Regulation, page 22

United States, page 22

5.                                       You state that certain of your prospects are conducted on federal land.  Please state the percentage of your Powder River Basin leases that are on federal lands and indicate whether there are pending environmental impact study issues that may impact the timing of development. If there are such matters pending, the prospect of not completing these procedures or receiving the related permits may need to be addressed as a risk factor.

Response: 79.8% of our Powder River leases are on Federal land.  We will make such disclosure in our upcoming Form 10-Q for the Quarter Ended September 30, 2006 to be filed in November 2006 and update such disclosure in our quarterly and annual reports thereafter.  There are no pending environmental impact studies related to our properties.  All required environmental impact studies were approved for our properties before we acquired them.  Regular course of business permitting is required for water discharge and drilling.

Oil and Gas Properties, page 25

6.                                       Please disclose production, reserves, development status, and the nature of your interest for your properties.  We consider properties to be leases or groups of leases in the same field or project.  You may refer to the instructions to Items 4 and 4.D, and the related Appendix A in Form 20-F, as well as Industry Guide 2, for further guidance.

Response:  Past, current and future drilling activity for each project, acreage position, and acquisition costs and reserves if applicable are discussed from pages 25 to 30.  The only properties with reserves are the Northeast Spotted Horse Field and Jamison/North Twenty Mile Fields which we consider as the Powder River Basin project.  The reserves for the Powder River are highlighted on page 27.  We note that we filed a table listing our properties and our gross and net acreage positions in those properties on a Form 8-K that was furnished with the Commission on August 21, 2006.  We intend to update the table and it include it in our future filings.  We will also review are disclosure in the context of the above referenced guidance to best determine how to enhance the disclosure in our future filings.

Northeast Spotted Horse Field, page 25

7.                                       Please disclose your working and net interest in this field and indicate whether you are the operator.

Response:  We note that the Company is operator of the Northeast Spotted Horse Field on page 25 of the Form 20-F.  Our working interest as of December 31, 2005 was 91.61%.  We will include this additional disclosure in our Form 10-Q for the Quarter Ended September 30, 2006 and in our Form 10-K for the Fiscal Year Ended December 31, 2006.

Jamison/North Twenty Mile Fields, page 26

8.                                       Please disclose the extent to which your working and net interests will be reduced after payout occurs.  Explain the terms that will be in effect at that time and the approximate date that you estimate payout will occur.

Response:  The reduction in working interest after payout of the Jamison/North Twenty Mile Fields is discussed at the bottom of page 25, 100% WI to a 90% WI.  The net revenue interest will be reduced proportionately.  The payout occurs after the Company recovers 400% of drilling capital.  We will include this additional disclosure, along with the estimated time to payout,  in our Form 10-Q for the Quarter Ended September 30, 2006 and in our Form 10-K for the Fiscal Year Ended December 31, 2006.

Operating and Financial Review and Prospects, page 30

Operating Results, page 31

9.                                       Please disclose your annual production and lease operating costs for the appropriate years and explain how these compare to the previous year; discuss the reasons for any material changes.

Response:  Fiscal year 2005 was our first full year of production for the Jamison/North Twenty mile and we only operated and produced gas for ten months in 2005 at our Northeast Spotted

Horse property as noted on the top of page 31.  Prior to 2005, the Company only booked one month of production for the Jamison/North Twenty Mile in December of 2005 and we had no other producing properties.  We submit that providing a year-over-year comparison of production and lease operating costs would not have provided any relevant information to an investor.  We will however include a year-over-year comparison in our Form 10-K for the Fiscal Year Ended December 31, 2006, since there will be sufficient data to make such comparison meaningful.

Trend Information, page 34

10.                                 Please expand the disclosure in this section to state your forecasted revenues and production in the next one to two years from your reserve report.

Response: The Company will expand upon its Trend Information disclosure in its Form 10-K for the Fiscal Year Ended December 31, 2006 to include forecasted revenues and production for its next fiscal year.  Given the nature of commodity price swings that the Company cannot predict, any such disclosure will include and be limited by certain assumptions regarding prices, rig availability and other factors outside the control of the Company that could impact such forecasted revenues and production.

Financial Statements

Oil and Gas Producing Activity, page 90

11.                                 Please state under whose rules you determined your proved reserves.  If they were under SEC rules, include the definition of proved reserves as found in Appendix A in Form 20-F.  If you determined your proved reserves under Canada’s NI 51-101, please state that fact and include the appropriate definition.

Response:  The reserves were prepared under the SEC guidelines as referenced on page 90 in our disclosure of how the Company calculated the Standard Measure of Discounted Cash flows.  We acknowledge our disclosure should be more clear and we will expand on the definition you refer to in Appendix A in Form 20-F in our Form 10-K for the Year Ended 2006 and also include an explanatory note in the front of our future filings similar to those of other Canadian oil and gas companies that the Company follows SEC guidelines when determining proved reserves rather than Canada’s NI51-101.

12.                                 It appears that your first table is your reserve reconciliation table and not the Standardized Measure of Discounted Future Net Cash Flows as stated.  It also appears that the values in that table are reserve volumes and not dollars as shown.  Please revise your document as necessary to correct these inconsistencies.

Response: Correct, the first table is our reserve reconciliation table and not a table of Standardized Measure of Discounted Future Net Cash Flows. The dollar sign is a typographical error and should not be included in the first table and the heading “Standardized Measure of Discounted Future Net Cash Flows” properly belongs below the reserve reconciliation table. We submit that these inconsistencies, while potentially confusing, do not make the Company’s disclosure materially misleading that would require an amendment to its Form 20-F filing.

13.                                 Please correct your disclosure indicating you are following guidelines established by the SEC in reporting your standardized measure of discounted future net cash flows, to instead make reference to the guidance in Statement on Financial Accounting Standards No. 69, published by the Financial Accounting Standards Board.

Response: The Company will make reference to Financial Accounting Standards No. 69 when reporting the Standardized Measure of Discounted Future Net Cash Flows in its Form 10-K for the Fiscal Year Ended December 31, 2006, instead of using the general SEC reference used in this Company’s recent Form 20-F filing.

Standardized Measure of Discounted Future Net Cash Flows, page 90

14.                                 Please disclose future development costs on a separate line item if they are significant. See SFAS 69, paragraph 30(b), for guidance.

Response:  The Company will follow the direction of Financial Accounting Standards No. 69 in reviewing the significance of future developments cost and split out the cost on a separate line if required in its Form 10-K for the Fiscal Year Ended December 31, 2006.

In connection with our response to the Comment Letter, the Company acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (303) 991-5070 or our outside securities counsel, Richard Mattera at (303) 454-2471, if you have any further questions.

Sincerely,

STORM CAT ENERGY CORPORATION

/s/ Paul Wiesner

Paul Wiesner

Chief Financial Officer

cc:	James Murphy, Division of Corporate Finance
Richard Mattera, Hogan & Hartson L.L.P.